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                            June 16, 2022

       Jeffery R. Bray
       Stockholder Representative
       UpHealth Concerned Stockholders
       2083 Walker Lane
       Holladay, Utah 84117

                                                        Re: UpHealth, Inc.
                                                            PREC14A filed June
10, 2022
                                                            Filed by the
UpHealth Concerned Stockholders
                                                            SEC File No.
1-38924

       Dear Mr. Bray:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your proxy statement, unless otherwise indicated.

       PREC14A filed June 10, 2022

       General

   1. The disclosure in the UpHealth Concerned Stockholders ("Group") proxy statement lists the Group's three
candidates for election to the Board of Directors of UpHealth, and includes their
background information and credentials, along with a discussion of why the
                                                        Company "needs a fresh
prospective [sic] from three new highly qualified independent directors." However, it
appears that, according to your own disclosure, the Group missed the Company's deadline
for director nominations under UpHealth's advance notice bylaw provision and the
Company declined to waive or modify that deadline when the
                                                        Group requested that it
do so. Therefore, it appears that the Group's nominees do not currently qualify for
election at the 2022 Annual Meeting. Please revise generally throughout the proxy
statement to advise that a vote for your nominees will be invalid
 Jeffery R. Bray
FirstName  LastNameJeffery R. Bray
UpHealth Concerned  Stockholders
Comapany
June        NameUpHealth Concerned Stockholders
     16, 2022
June 16,
Page  2 2022 Page 2
FirstName LastName
         unless the advance notice bylaw provision is waived or modified. If you disagree, please explain the basis for your position and note that it is subject to challenge. In addition, explain whether the action brought in Delaware Court by the Group and the preliminary injunction hearing set to occur on June 23, 2022 will address the issue of the nomination deadline under the bylaw provision. Currently, the description in your proxy statement notes that the hearing will address the issue of enjoining the Annual Meeting currently scheduled for June 28, 2022.
2. See our last comment above. The disclosure in the proxy statement leads shareholders to believe that they may vote for the Group's nominees for election to the Board of
         Directors. However, the form of proxy card included with your filing lists only the names of the Company's nominees and provides a means for shareholders to vote "for" or
         "withhold" authority to vote for them. A proxy may confer authority only to vote for a
         "bona fide nominee," who, in this case, is someone who has consented to being named in your own proxy statement and included on your own proxy card. See Rule 14a-4(d)(1)
         and Exchange Act Release No. 34-93596, in particular Section II.K of that release. Unless the Company's nominees have consented to being included on the Group's proxy card, they may not be included there and you may not solicit votes for the Company's nominees on your proxy card. It is possible to conduct a "vote no" campaign against the Company's nominees, but your disclosure must make clear that under a plurality voting standard, those nominees will be elected if they receive even only a single vote. Please revise or advise.
3. Fill in the blanks throughout the proxy statement. Information that is subject to change should be bracketed until finalized.
4. To the extent that disclosure is required under Schedule 14A but is contained in another soliciting party's proxy statement, you may refer shareholders to that information as specified in Rule 14a-5(c). Here, directors will be elected at the Annual Meeting and some of the participants in your solicitation are existing directors of the Company or are otherwise affiliated with it, including in management positions. See
Item 7 of
         Schedule 14A and Rule 14a-5(c).
5.       Provide the disclosure required by Item 23 of Schedule 14A.
Background to the Solicitation, page 8

6. Describe any settlement negotiations or discussions between members of the Group and the Company.
7.       Provide background in this section about how and when the UpHealth
Concerned
         Stockholders Group was formed.
Reasons for the Solicitation, page 10

8. See our comment above. The disclosure indicating that you are seeking to elect three new independent directors is confusing when compared to your proxy card, which does
 Jeffery R. Bray
FirstName  LastNameJeffery R. Bray
UpHealth Concerned  Stockholders
Comapany
June        NameUpHealth Concerned Stockholders
     16, 2022
June 16,
Page  3 2022 Page 3
FirstName LastName
         not permit shareholders to vote for your nominees, and the disclosure indicating that your candidates were not nominated in compliance with the Company's advance notice bylaw provisions. Including your nominees' bios here further confuses shareholders in this regard. Please revise here and throughout the proxy statement to clarify that shareholders currently are not being asked to vote in favor of your director nominees. In turn, revise the proxy statement to explain the effect of your solicitation, given that directors will apparently be elected by a plurality voting standard, absent a Delaware Court decision in your favor.
9. We note the disclosure here and throughout the proxy statement about the need for new leadership at the Company. Please revise to balance this disclosure by noting that two members of the Concerned Stockholders Group are existing directors of the Company, one was the Chairman of the Board, and multiple other members of the Group are members of management or otherwise affiliated with the Company. In this regard, revise the disclosure to be more specific about what changes you believe are needed at the
         Company that could not be implemented under existing leadership, which includes members of the Group.
10. Clarify what is meant by the statement that "[t]he stockholders of UpHealth should be afforded the opportunity to realize the full value of their shares, which they have not been able to do within the past year of their investment." Explain what, in your view, would allow stockholders to realize that value. If you are referring to a sale of the Company or other extraordinary transaction, please specifically describe. In addition, clarify the reference to the last year as a time frame.
Proposal 1: Election of Directors Nominated by the Company, page 12

11. See our additional comments in this letter. Revise to clarify that you are not soliciting authority to vote for your own director nominees.
12. See our comments above. Clarify here that if there are no opposing nominees, the
         Company's director candidates will be elected if they receive even a single vote and that the Company's nominees will be elected (absent a favorable Delaware Court decision)
         unless you are successful in preventing a quorum at the Annual
Meeting.
Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm, page 12

13. Clarify, if true, that shareholders who wish to vote for the ratification of Plante & Moran,
         PLLC as you recommend will be disenfranchised if you determine not to present their proxies in order to prevent a quorum at the Annual Meeting. Solicitation and Proxy Procedures, page 13

14.      Under "Quorum," indicate whether shares owned by members of the
Concerned
         Stockholders Group will be present for purposes of determining a quorum. Since they
 Jeffery R. Bray
FirstName  LastNameJeffery R. Bray
UpHealth Concerned  Stockholders
Comapany
June        NameUpHealth Concerned Stockholders
     16, 2022
June 16,
Page  4 2022 Page 4
FirstName LastName
         own over 50% of the shares, clarify what percentage of the remaining shares must be present at the Annual Meeting for a quorum to exist and how many of the remaining shares are held by affiliates not associated with the Concerned Stockholders Group.
15. Describe what will occur if there is not a quorum present at the Annual Meeting.
16. The statement that "your shares will be counted towards the quorum if you submit a valid proxy (or one is submitted on your behalf by your broker or bank)..." is confusing because you are soliciting proxies here with the possible intent to prevent a quorum. Please explain or qualify your assertion.
Information Concerning the UpHealth Concerned Stockholders, page 16

17. Given their existing affiliation with the Company, which should be further described in the proxy statement in response to these comments, describe any interests of the participants in this solicitation that are not shared by other shareholders. See Item 5(b)(1)
         of Schedule 14A. As one example only, note whether the solicitation could affect the terms of their employment with the Company.
18. We note the disclosure that two of the UpHealth Concerned Stockholders serve on the
         Board of the Company and that "a number of the other UpHealth Concerned Stockholders either currently or in the past have served as officers, employees or consultants to the
         Company." Expand the disclosure here and earlier in the proxy statement where the members of the UpHealth Concerned Stockholders are identified, to specifically describe each member's position with the Company (including dates) or any other employment they hold. See Item 5(b)(1)(ii) of Regulation 14A.
19.      Please provide the disclosure required by Item 5(b)(1)(vi) - (xii) of
Schedule 14A for each
         participant in this solicitation.
Form of Proxy, page 18

20. See our comments above regarding general aspects of presentation of information on your proxy card. In addition, we believe the following statement is inconsistent with disclosure in the proxy statement and elsewhere on your proxy card: "...if you sign and return a BLUE proxy card or otherwise vote as directed herein, but do not mark how your shares are to be voted, the individuals named as proxies herein will vote your shares in accordance with the above recommendations of the UpHealth Concerned Stockholders."
         As you know, the Group recommends a vote for the ratification of the Company's auditors and a withhold vote for the Company's director candidates. However, the intent to vote signed but unmarked proxies appears to be inconsistent with your intent to prevent a quorum at the Annual Meeting by not presenting those proxies, including proxies which are signed and voted. The phrase "or otherwise vote as directed" in the above statement is also confusing. Please revise to clarify.
 Jeffery R. Bray
UpHealth Concerned Stockholders
June 16, 2022
Page 5



21. The limits of the discretionary authority of a proxy holder are enumerated by Rule 14a-
         4(c). Please revise the statement about your discretionary authority to vote the proxies granted to you, consistent with the scope of that Rule.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameJeffery R. Bray                             Sincerely,
Comapany NameUpHealth Concerned Stockholders
                                                              Division of
Corporation Finance
June 16, 2022 Page 5                                          Office of Mergers
& Acquisitions
FirstName LastName